

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2013

<u>Via E-Mail</u>
George Achniotis
Chief Financial Officer
Navios Maritime Holdings, Inc.
85 Akti Maiaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Form 6-K dated August 26, 2013**
> **Filed August 26, 2013**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F For the year ended December 31, 2012</u>

<u>Item 5. Operating and Financial Review and Prospects, page 39</u>
<u>Critical Accounting Estimates Impairment of Long Lived Assets, page 60</u>

1. We note that you include disclosure of a vessel-by-vessel summary as of December 31, 2012, which indicates those vessels whose carrying value exceeds its estimated fair value. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise to include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements.

Notes to the Financial Statements

Note 5. Accounts Receivable, net, page F-22

2. We note from your disclosure in Note 5 that the provision for doubtful receivables increased by $17 million in 2012. We also note from your disclosure on page 46 of MD&A that the increase is a result of provisions for defaulted charterers including the effect of the credit default insurance restructuring. Please provide us, and revise the notes to the financial statements to disclose in greater detail the facts and circumstances surrounding the defaulted charterers and explain the reason why an additional allowance was necessary as of December 31, 2012. As part of your response and revised disclosure, please explain the effect(s), if any, the credit default insurance restructuring had on your assessment of the provision for doubtful receivables.

Note 9. Investment in Affiliates, page F-27

3. We note your disclosure that in May 2012, Navios Partners completed its public offering, after which Navios Holdings' interest in Navios Partner decreased. We also note that you deemed that the issuance of shares qualified as a sale of shares by the equity method investee and recognized a gain of $9,497 in "Equity in net earnings of affiliated companies." Please explain for us how the gain was calculated or determined.

Note 25. Other Income and Expense, page F-44

4. We note your disclosure that in 2012, in connection with an Insurance Restructuring, you received a one-time upfront cash payment of $175,433 and agreed to maintain certain long-term charters under the Charter Insurance. We also note that you recorded $168,013 of the proceeds, which represented the irrevocable/non-refundable portion of the total proceeds, as other income for the year ended December 31, 2012, and the remaining amount was recorded as revenue. Please describe in greater detail the facts and circumstances surrounding the Insurance Restructuring, including an explanation of the reason(s) for the large up-front payment in fiscal 2012. Also, citing appropriate authoritative literature, please provide us your accounting basis for determining and calculating the amount of insurance proceeds recognized as revenue versus other income.

5. We note your disclosure that following the Insurance Restructuring, you also reversed to income an amount equal to $21,592 recorded on the balance sheet as a liability related to an on-going claim. Please explain to us more about the nature of amount, including why you determined it was appropriate to record this amount as other income in 2012.

Report on Form 6-K dated August 26, 2013

Note 11. Investment In Affiliates and Available-For-Sale Securities

6. We note that during 2013, Navios Partners completed its public offering of 5,175,000 common units which resulted in Navios Holdings recognizing a gain of $7,963 in "Equity

in net earnings of affiliated companies." Please provide us details of how this gain was calculated or determined. Similarly, in regards to the $5,049 loss recognized by Navios Holdings due to the issuance of shares by Navios Acquisition in 2013, please provide us details of how this loss was calculated or determined.

7. We note your disclosure that during the six months ended June 30, 2013, you received shares of KLC as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of vessels. We also note that you recorded income of $12,511 in "other income" as a result of valuing the shares at fair value upon the day of receipt. In light of the fact that it appears from the disclosures in the Form 10-K for the year ended December 31, 2012, that the shares of KLC held as of December 31, 2012 did not have a significant value, please explain to us why you believe that the shares received in 2013 had such a significant fair value at the time of receipt. As part of your response, please tell us the methods and assumptions used to determine fair value of the shares. Also, please tell us if you expect to receive any other shares of KLC as compensation for claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief